UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
eTelecare Global Solutions, Inc.
(Name of Subject Company)
eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)
American Depositary Shares, each representing
one common share,
par value two Philippine pesos per share
(Title of Class of Securities)
29759R102
(CUSIP Number of Class of Securities)
John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With a copy to:
Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

eTelecare Announces Definitive Agreement to be Acquired by Ayala
Corporation and Providence Equity Partners for US$9.00 per Share in Cash
Scottsdale, Ariz. and Manila, Philippines – September 19, 2008 – eTelecare Global Solutions (NASDAQ: ETEL; PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, today announced that it has entered into a definitive agreement by which affiliates of Ayala Corporation and Providence Equity Partners will commence a tender offer in the Philippines and the United States to acquire up to all of the outstanding shares of eTelecare common shares, and up to all of the outstanding eTelecare American Depositary Shares, for US$9.00 per share in cash.
The offer price represents an approximate 76% premium over the company’s closing price on NASDAQ on September 18, 2008. The total transaction value is approximately US$290 million.
Completion of the tender offer will be subject to the condition that at least 66.67% of eTelecare’s shares and American Depositary Shares (on a fully diluted basis) are tendered in the offer, and other conditions, including regulatory approvals. The transaction is not subject to any financing conditions. The Special Committee of eTelecare’s Board of Directors unanimously recommended the offer to eTelecare’s Board, which, with the interested director recusing himself from the vote, unanimously approved the transaction. Additionally, several of eTelecare’s shareholders have signed support agreements in favor of the transaction.
“This transaction allows eTelecare’s shareholders to realize significant value from their investment in eTelecare in a timely manner,” said Gary J. Fernandes, eTelecare’s chairman. “The company’s acquisition by Ayala Corporation and Providence will also enhance the company’s ability to serve its valued customers. With access to their substantial intellectual and capital resources, the company will be well positioned to expand its role as a leader in the BPO marketplace.”
“We are extremely pleased with the offer put together by Providence and Ayala,” said John Harris, eTelecare’s President and CEO. “Ayala Corporation has been a long term and value added shareholder, and a strong supporter of management’s growth strategies. We look forward to their and Providence’s participation in the company’s continuing success.”
“Our further investment demonstrates our confidence in the management team and 13,000 plus members of the eTelecare family,” said Fred Ayala, CEO of LiveIt, the BPO investment company of Ayala Corporation. “Together with our partner Providence, the leading private equity investor in the telecom and media sectors, we will be backing the company as it continues to deliver world class service to its clients.”
“We are excited to partner with such a well established and proven company as Ayala on this investment in eTelecare,” said Julie Richardson, a Managing Director and acting head of Providence’s Asia-Pacific operations. “This transaction underscores Providence’s strategy, particularly in Asia, of partnering with local entrepreneurs and industry leaders as part of its investments. Including this transaction, Providence has committed to deals with an aggregate investment of over $1 billion in Asia.”
Morgan Stanley & Co. Incorporated is acting as financial advisor to eTelecare, Pillsbury Winthrop Shaw Pittman LLP is acting as U.S. legal counsel to eTelecare and Romulo Mabanta Buenaventura Sayoc & De Los Angeles is acting as Philippines legal counsel to eTelecare. N M Rothschild & Sons is acting as financial advisor, Weil Gotshal & Manges LLP is acting as lead counsel, and SyCip Salazar Hernandez & Gatmaitan is acting as Philippines legal counsel, in each case to the investor group. Davis Polk & Wardwell is acting as counsel for Ayala.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, North America, and Latin America. Additional information is available at www.etelecare.com.
About Ayala
Ayala Corporation was founded in 1834 and is the holding company of one of the largest and most diversified business groups in the Philippines, with interests that include real estate, financial services, telecommunications, electronics, and information technology. LiveIt Solutions, Inc. is its holding company in the BPO sector, with significant holdings in eTelecare, Integreon and Affinity Express. Additional information is available at www.ayala.com.ph/.
About Providence
Providence Equity Partners is the leading global private equity firm specializing in equity investments in media, entertainment, communications and information companies around the world. The principals of Providence manage funds with approximately $22 billion in equity commitments and have invested in more than 100 companies operating in over 20 countries since the firm’s inception in 1989. Significant investments include Aditya Birla Telecom, Bell Canada, Bresnan Broadband Holdings, Casema, Com Hem, Digiturk, Education Management Corporation, eircom, Freedom Communications, Hulu, Idea Cellular, Kabel Deutschland, Metro-Goldwyn-Mayer, NexTag, Ono, Open Solutions, PanAmSat, ProSiebenSat.1, Recoletos, TDC, Univision, VoiceStream Wireless, Warner Music Group, Western Wireless and Yankees Entertainment and Sports Network. Providence is headquartered in Providence, RI (USA) and has offices in New York, Los Angeles, London, Hong Kong and New Delhi. Additional information is available at www.provequity.com.
Additional Information
The tender offer described in this announcement has not yet commenced. This announcement and the description contained herein is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell common shares or American Depositary Shares of eTelecare. At the time the tender offer is commenced, the entity formed by the investor group to make the offer intends to file with the United States Securities and Exchange Commission (the “US SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the “PSEC”), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. The offeror in the tender offer and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by eTelecare or the offeror with the US SEC at the website maintained by the US SEC at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free (when they are available) by directing such requests to the information agent for the tender offer. The solicitation/recommendation statement and related documents may be obtained (when they are available) by directing such requests to eTelecare by contacting eTelecare at 8901 East Raintree Drive, Suite 100, Scottsdale, Arizona 85260, attention: Anh Huynh, Director of Investor Relations.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “intends, “will,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to expanding our service delivery capabilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to manage growth, intense competition in the industry including those factors which may affect our cost advantage, wage increases, our ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of our clients and the resulting impact of any adverse developments in our clients’ business including adverse litigation results as well as other risks detailed from time to time in our SEC filings, including those described in the “Risk Factors” section in our quarterly report on Form 10-Q filed with the U.S. SEC on August 13, 2008. You can locate these filings on the Investor Relations page of our website, at www.etelecare.com under the Investor Relations link.
Certain additional factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement; and (2) the inability to complete the offer due to the failure to satisfy conditions required to complete the offer. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the company’s ability to control or predict. eTelecare undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
Statements included in this release are based upon information known to eTelecare as of the date of this release, and eTelecare assumes no obligation to update information contained in this press release.
Contact Information
Investor Contacts:
Anh Huynh
Director of Investor Relations, eTelecare Global Solutions
888-362-1073
Philip Bourdillon/Gene Heller
Silverman Heller Associates for eTelecare
310-208-2550
Media Contact:

Andrew Cole / Lucy Neugart/ Charlotte Bilney
Sard Verbinnen & Co for Providence Equity
+1 (415) 618-8750; +852 9314 3463
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